                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1994 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

                        Commission File Number 0-1743
                                               ------
A.   Full title of the plan and address of the plan:

                       The Rouse Company Savings Plan
                       c/o Personnel Division
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       The Rouse Company
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

                         THE ROUSE COMPANY SAVINGS PLAN

                           December 31, 1994 and 1993


                                     Index

                                                                  Page
                                                                  ----
Independent Auditors' Report --                                      1

Statements of Net Assets Available for Plan Benefits --
  December 31, 1994 and 1993                                         2

Statements of Changes in Net Assets Available for Plan
  Benefits -- Years ended December 31, 1994 and 1993                 3

Notes to Financial Statements -- December 31, 1994 and 1993          5

Item 27a -- Schedule of Assets Held for Investment Purposes --
  December 31, 1994                                                  9

Item 27d -- Schedule of Reportable Transactions -- Year ended
  December 31, 1994                                                 10

                                 * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500 are inapplicable and are therefore omitted.

                          Independent Auditors' Report
                          ----------------------------



The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               KPMG PEAT MARWICK LLP

June 9, 1995

                         THE ROUSE COMPANY SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993



                                  The Rouse Company                                   T. Rowe Price
                                  --------------------   -------------------------------------------------------------------------
                                           Convertible                 New          Prime       Growth    International    Equity
                                 Common     Preferred    Balanced    Horizons      Reserve    and Income      Stock         Index
                                 Stock       Stock        Fund         Fund         Fund         Fund         Fund          Fund
                                 -----       -----        ----         ----         ----         ----         ----          ----
December 31, 1994
- -----------------

Investments                   $16,672,992    693,078     276,365     2,850,326    1,848,894           --      1,425,441    654,656
Contributions receivable from:
 The Rouse Company                130,609     27,080          --            --           --           --             --         --
 Participants                      68,887     16,360      10,308        49,938       16,870           --         46,380     15,400
                              -----------    -------     -------     ---------    ---------    ---------      ---------    -------
                                  199,496     43,440      10,308        49,938       16,870           --         46,380     15,400
                              -----------    -------     -------     ---------    ---------    ---------      ---------    -------
   Net assets available
     for plan benefits        $16,872,488    736,518     286,673     2,900,264    1,865,764           --      1,471,821    670,056
                              ===========    =======     =======     =========    =========    =========      =========    =======

December 31, 1993
- -----------------

Investments                   $14,433,302    156,476       7,038     2,253,400    1,491,816    1,059,151        609,335    570,097
Contributions receivable from:
 The Rouse  Company                96,556     28,392          --            --           --           --             --         --
 Participants                      71,421     13,716       7,851        47,789       15,363           --         37,784     16,135
                              -----------    -------     -------     ---------    ---------    ---------      ---------    -------
                                  167,977     42,108       7,851        47,789       15,363           --         37,784     16,135
                              -----------    -------     -------     ---------    ---------    ---------      ---------    -------
   Net assets available
     for plan benefits        $14,601,279    198,584      14,889     2,301,189    1,507,179    1,059,151        647,119    586,232
                              ===========    =======     =======     =========    =========    =========      =========    =======
                                -------------------------------------------------------
                                New America        Small          Spectrum     Spectrum
                                  Growth         Cap Value         Income       Growth      Insurance      Participant
                                   Fund            Fund             Fund         Fund       Contracts         Loans         Total
                                   ----            ----             ----         ----       ---------         -----         -----
December 31, 1994
- -----------------

Investments                       571,725          425,873       1,072,800      1,462,975     9,464,775    2,099,738     39,519,638
Contributions receivable from:
 The Rouse Company                     --               --              --             --            --           --        157,689
 Participants                      22,952           13,612          25,054         36,676        86,522           --        408,959
                                  -------          -------       ---------      ---------     ---------    ---------     ----------
                                   22,952           13,612          25,054         36,676        86,522           --        566,648
                                  -------          -------       ---------      ---------     ---------    ---------     ----------
   Net assets available
     for plan benefits            594,677          439,485       1,097,854      1,499,651     9,551,297    2,099,738     40,086,286
                                  =======          =======       =========      =========     =========    =========     ==========

December 31, 1993
- -----------------

Investments                        33,456           14,452         933,885        883,922     9,859,556    1,245,897     33,551,783
Contributions receivablable from:
 The Rouse  Company                    --               --              --             --            --           --        124,948
 Participants                      21,276           12,789          28,468         33,542        83,061           --        389,195
                                  -------          -------       ---------      ---------     ---------    ---------     ----------
                                   21,276           12,789          28,468         33,542        83,061           --        514,143
                                  -------          -------       ---------      ---------     ---------    ---------     ----------
   Net assets available
     for plan benefits             54,732           27,241         962,353        917,464     9,942,617    1,245,897     34,065,926
                                  =======          =======       =========      =========     =========    =========     ==========

See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1994 and 1993

                                The Rouse Company                                     T. Rowe Price
                               -----------------------    --------------------------------------------------------------------------
                                           Convertible                   New         Prime       Growth      International    Equity
                               Common       Preferred     Balanced     Horizons     Reserve    and Income        Stock        Index
                                Stock        Stock         Fund          Fund        Fund         Fund            Fund         Fund
                                -----        -----         ----          ----        ----         ----            ----         ----

Year ended December 31, 1994
- ----------------------------
Contributions from
 The Rouse Company           $ 1,518,102    338,317         --            --            --          --             --          --

Contributions from
 participants                    876,422    195,877      118,749       605,741       244,415         147        493,668     181,008

Investment income:
 Dividends and interest          578,632     23,202       13,160       251,468        61,364        --           87,406      23,835

 Net appreciation
   (depreciation) in fair
   values of investments       1,227,654    (54,282)     (16,177)     (231,657)         --        (3,850)      (103,265)    (16,063)

 Interest on
   participant loans                --         --           --            --            --          --             --          --
                              ----------  ---------   ----------    ----------    ----------   ---------     ----------   ---------
     Total investment
       income                  1,806,286    (31,080)      (3,017)       19,811        61,364      (3,850)       (15,859)      7,772
                              ----------  ---------   ----------    ----------    ----------   ---------     ----------   ---------
Distributions to
 participants                 (1,338,483)   (41,035)      (3,937)     (221,595)     (188,775)     (9,733)      (113,368)    (44,390)

Participant loans repaid
 as part of termination
 distributions                      --         --           --            --            --          --              --          --

Interprogram transfers, net     (591,118)    75,855      159,989       195,118       241,581  (1,045,715)       460,261     (60,566)

                              ----------  ---------   ----------    ----------    ----------   ---------     ----------   ---------
     Increase (decrease) in
       net assets available
       for plan benefits       2,271,209    537,934      271,784       599,075       358,585  (1,059,151)       824,702      83,824

Net assets available for
 plan benefits:

   Beginning of year          14,601,279    198,584       14,889     2,301,189     1,507,179   1,059,151        647,119     586,232
                              ----------  ---------   ----------    ----------    ----------   ---------     ----------   ---------
   End of year               $16,872,488    736,518      286,673     2,900,264     1,865,764        --        1,471,821     670,056
                              ==========  =========   ==========    ==========    ==========   =========     ==========   =========
                                 --------------------------------------------------
                                 New America     Small        Spectrum     Spectrum
                                  Growth       Cap Value       Income       Growth        Insurance     Participant
                                   Fund          Fund           Fund         Fund         Contracts        Loans        Total
                                   ----          ----           ----         ----         ---------        -----        -----

Year ended December 31, 1994
- ----------------------------
Contributions from
 The Rouse Company                  --            --             --           --             --            --        1,856,419

Contributions from
 participants                    268,122       160,421        301,528      428,933        987,342          --        4,862,373

Investment income:
 Dividends and interest           11,675        31,208         74,853      109,401        522,065          --        1,788,269

 Net appreciation
   (depreciation) in fair
   values of investments         (39,576)      (37,196)       (92,109)     (91,206)          --            --          542,273

 Interest on
   participant loans                --            --             --           --             --          93,564         93,564
                              ----------    ----------     ----------   ----------     ----------    ----------      ----------
     Total investment
       income                    (27,901)       (5,988)       (17,256)      18,195        522,065        93,564      2,424,106
                              ----------    ----------     ----------   ----------     ----------    ----------      ----------
Distributions to
 participants                    (26,628)       (5,712)      (117,500)     (72,899)      (812,655)         --       (2,996,710)

Participant loans repaid
 as part of termination
 distributions                      --            --             --           --             --        (125,828)      (125,828)

Interprogram transfers, net      326,352       263,523        (31,271)     207,958     (1,088,072)      886,105           --
                              ----------    ----------     ----------   ----------     ----------    ----------      ----------
     Increase (decrease) in
       net assets available
       for plan benefits         539,945       412,244        135,501      582,187       (391,320)      853,841      6,020,360

Net assets available for
 plan benefits:

   Beginning of year              54,732        27,241        962,353      917,464      9,942,617     1,245,897     34,065,926
                              ----------    ----------     ----------   ----------     ----------    ----------     ----------
   End of year                   594,677       439,485      1,097,854    1,499,651      9,551,297     2,099,738     40,086,286
                              ==========    ==========     ==========   ==========     ==========    ==========     ==========

                                                                     (Continued)

                         THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1994 and 1993


                                         The Rouse Company                               T. Rowe Price
                                       -----------------------  -------------------------------------------------------------------
                                                     Convertible                    New         Prime       Growth    International
                                       Common         Preferred      Balanced     Horizons     Reserve     and Income     Stock
                                        Stock           Stock          Fund         Fund         Fund         Fund         Fund
                                        -----           -----          ----         ----         ----         ----         ----

Year ended December 31, 1993
- ---------------------------
Contributions from
 The Rouse Company                  $ 1,173,260         96,675          --           --           --          --             --

Contributions from
 participants                           891,316         30,562         7,851      422,929      282,078        --          241,760

Investment income:
 Dividends and interest                 491,097           --            --        314,424       36,903      59,510         13,619

 Net appreciation
   (depreciation) in fair
   values of investments               (238,493)       (10,935)          (18)      80,123         --        69,608        108,075

 Interest on participant loans             --             --            --           --           --          --             --
                                    -----------        -------      --------    ---------    ---------   ---------        -------

     Total investment income            252,604        (10,935)          (18)     394,547       36,903     129,118        121,694
                                    -----------        -------      --------    ---------    ---------   ---------        -------
Distributions to participants        (1,208,114)          --            --       (110,853)    (143,566)    (67,968)       (23,101)

Participant loans repaid
 as part of termination
 distributions                             --             --            --           --           --          --             --

Interprogram transfers, net            (265,338)        82,282         7,056       57,261      (62,751)   (206,851)       133,800
                                    -----------        -------      --------    ---------    ---------     ---------      -------
     Increase (decrease) in
       net assets available
       for plan benefits                843,728        198,584        14,889      763,884      112,664    (145,701)       474,153

Net assets available for
 plan benefits:
   Beginning of year                 13,757,551           --            --      1,537,305    1,394,515   1,204,852        172,966
                                    -----------        -------      --------    ---------    ---------   ---------        -------
   End of year                      $14,601,279        198,584        14,889    2,301,189    1,507,179   1,059,151        647,119
                                    ===========        =======      ========    =========    =========   =========        =======


                                  --------------------------------------------------------
                                    Equity   New America    Small     Spectrum    Spectrum
                                    Index       Growth     Cap Value   Income      Growth    Insurance    Participant
                                     Fund       Fund         Fund       Fund        Fund     Contracts       Loans        Total
                                     ----       ----         ----       ----        ----     ---------       -----        -----

Year ended December 31, 1993
- ---------------------------
Contributions from
 The Rouse Company                    --          --         --          --          --           --            --       1,269,935

Contributions from
 participants                      199,540      21,276     12,789     346,414     314,170    1,135,000          --       3,905,685

Investment income:
 Dividends and interest             10,080        --         --        57,842      61,001      659,974          --       1,704,450

 Net appreciation
   (depreciation) in fair
   values of investments            23,546         418        217      15,535      66,032         --            --         114,108

 Interest on participant loans        --          --         --          --          --           --          77,619        77,619
                                   -------    --------     ------     -------     -------    ---------    ---------    -----------

     Total investment income        33,626         418        217      73,377     127,033      659,974        77,619     1,896,177
                                   -------     -------     ------     -------     -------    ---------     ---------    ----------

Distributions to participants      (20,015)       --         --       (39,499)    (19,663)    (583,162)         --      (2,215,941)

Participant loans repaid
 as part of termination
 distributions                        --          --         --          --          --           --         (66,699)      (66,699)

Interprogram transfers, net        139,997      33,038     14,235     168,378     186,375     (473,893)      186,411          --
                                  --------    --------     ------     -------     -------    ---------     ---------    ----------

     Increase (decrease) in
       net assets available
       for plan benefits           353,148      54,732     27,241     548,670     607,915      737,919       197,331     4,789,157

Net assets available for
  plan benefits:
   Beginning of year               233,084        --         --       413,683     309,549    9,204,698     1,048,566    29,276,769
                                   -------     -------     ------     -------     -------    ---------     ---------    ----------
   End of year                     586,232      54,732     27,241     962,353     917,464    9,942,617     1,245,897    34,065,926
                                   =======     =======     ======    ========     =======    =========     =========    ==========

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1994 and 1993



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

     (b)  Investments
          -----------

          Investments in the common stock and convertible preferred stock of The Rouse Company and the T. Rowe Price mutual funds are carried at fair values determined by quoted market prices. Investments in the insurance contracts are carried at contract value, representing contributions made plus interest credited less distributions. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

          The Plan will adopt Statement of Position 94-4 (SOP 94-4) "Reporting on Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" in 1995. The insurance contracts held by the Plan are "fully benefit responsive," as defined in SOP 94-4, and, accordingly, the investments in insurance contracts will continue to be carried at contract value after adoption of SOP 94-4.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

(2)  General Description of the Plan
     -------------------------------

     The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements



(2)  General Description of the Plan, Continued
     ------------------------------------------

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 15% (10% prior to 1993) of such compensation, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary (4% prior to 1994). The Company's matching contributions are invested in the Company's common stock or convertible preferred stock based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service (five years prior to 1993), as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial statements


(2)  General Description of the Plan, Continued
     ------------------------------------------

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

                                           1994                    1993
                                  ----------------------  ----------------------
                                              Contract                Contract
                                  Number of    or fair    Number of    or fair
                                   shares       value      shares       value
                                   ------       -----      ------       -----
     The Rouse Company
       common stock                 866,129  $16,672,992   813,144   $14,433,302
     The Rouse Company
       convertible preferred
       stock                         14,290      693,078     2,911       156,476
     T.Rowe Price Mutual Funds:
       New Horizons Fund            193,112    2,850,326   139,433     2,253,400
                                    =======                =======
       Others                                  7,738,729               5,603,152
                                              ----------               ---------
                                              10,589,055               7,856,552
                                              ----------               ---------
     Insurance contracts:
       New York Life Insurance
         Company, 7%, matures
         December 31, 1996                     2,514,029               3,014,697
       Principal Mutual Life
         Insurance Company,
         5.50%, matures
         December 31, 1997                     2,015,631               2,171,702
       Hartford Life Insurance
         Company, 5.07%, matures
         December 31, 1998                     1,892,510               2,000,000
     Others                                    3,042,605               2,673,157
                                              ----------              ----------
                                               9,464,775               9,859,556
                                              ----------              ----------
     Participant loans                         2,099,738               1,245,897
                                              ----------              ----------
                                             $39,519,638             $33,551,783
                                              ==========              ==========

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The contracts in effect at December 31, 1994, provide for interest at rates ranging from 4.9% to 7.4% and mature at various dates to 1998.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements




(4)  Federal Income Tax Status
     -------------------------

     The Plan has qualified under the applicable provisions of the Internal Revenue Code and, accordingly, the related trust is exempt from Federal income taxes.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $45,040 at December 31, 1994 and $34,909 at December 31, 1993 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

          Item 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1994

                                                  Par value or
                                                    number of                            Current
Name of issuer and title of issue                    shares          Cost (note)          value
- ---------------------------------                    ------          -----------          -----
The Rouse Company Common Stock                       866,129        $15,896,094        16,672,992

The Rouse Company Convertible
   Preferred Stock                                    14,290            750,371           693,078

T.Rowe Price Funds:
   Balanced Fund                                      24,808            292,841           276,365
   New Horizons Fund                                 193,112          2,882,939         2,850,326
   Prime Reserve Fund                              1,848,894          1,848,894         1,848,894
   International Stock Fund                          125,922          1,456,534         1,425,441
   Equity Index Fund                                  50,012            645,893           654,656
   New America Growth Fund                            22,491            608,159           571,725
   Small Cap Value Fund                               31,782            462,896           425,873
   Spectrum Income Fund                              106,111          1,149,976         1,072,800
   Spectrum Growth Fund                              131,444          1,500,374         1,462,975
                                                   =========

Insurance Contracts:
   Principal Mutual Life Insurance Company                            2,015,631         2,015,631
   Metropolitan Life Insurance Company                                1,105,005         1,105,005
   John Hancock Mutual Life Insurance Company                         1,937,600         1,937,600
   Hartford Life Insurance Company                                    1,892,510         1,892,510
   New York Life Insurance Company                                    2,514,029         2,514,029

Participant loans                                                     2,099,738         2,099,738
                                                                     ----------        ----------
          Total investments                                         $39,059,484        39,519,638
                                                                     ==========        ==========



Note -- Cost of the common stock and convertible preferred stock of The Rouse Company and the T. Rowe Price funds includes reinvested dividends or interest credited, as applicable. Cost of the insurance contracts is equal to contract value, representing contributions made plus interest credited less distributions.

                        THE ROUSE COMPANY SAVINGS PLAN

           Item 27d -- Schedule of Reportable Transactions (Note 1)

                         Year ended December 31, 1994

                                                                                       Current
                                                                                       value of
                            Purchase             Redemption                            asset on
                             price            or selling price         Cost of       transaction       Net gain
  Description of asset      (note 2)              (note 2)              asset           date(s)         (loss)
  --------------------      --------              --------              -----           -------         ------
The Rouse Company
  Common Stock          $3,314,385 (53)                --                --            3,314,385          --

The Rouse Company
  Common Stock                      --           2,302,349 (66)       2,256,312        2,302,349       46,037



Notes:
   (1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

   (2) Where amounts represent a series of transactions, the number of individual transactions is indicated parenthetically.

              Consent of Independent Certified Public Accountants
              ---------------------------------------------------


The Board of Directors
The Rouse Company:


We consent to the incorporation by reference in the Registration Statement
(No. 2-83612) on Form S-8 of The Rouse Company of our report dated June 9, 1995, relating to the statement of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1994 and 1993, the related statements of changes in net assets available for plan benefits for the years then ended and the related schedules for the year ended December 31, 1994, which report appears elsewhere in this Form 11-K/A.


                                       KPMG PEAT MARWICK LLP

Baltimore, Maryland
June 30, 1995

                                  Signatures
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THE ROUSE COMPANY SAVINGS PLAN


Date:   June 30, 1995         By  /s/ WILLIAM D. BODEN
                                  --------------------
                                  William D. Boden
                                  Administrator

                              and

Date:   June 30, 1995         By  /s/ GEORGE L. YUNGMANN
                                  ----------------------
                                  George L. Yungmann
                                  Trustee